

Mail Stop 3720

May 13, 2008

Robert P. van der Merwe
Chief Executive Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, New Jersey, 08086

> **Re: Checkpoint Systems, Inc.**
> **Form 10-K for period ended December 30, 2007**
> **Filed February 28, 2008**
> **File No. 001-11257**

Dear Mr. van der Merwe:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments, or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors, page 13

1. Please present each material risk in a manner consistent with the requirements of Item 503(c) of Regulation S-K and Rule 421(d) of Regulation C. In this regard, your risk factor captions are mere phrases which do not highlight the risk to investors. In addition,

many of the descriptions that follow do not describe a material risk but only highlight characteristics of your operations or financial condition discussed in the same manner elsewhere in your report. For guidance on drafting risk factor disclosure in plain English, refer to Staff Legal Bulletin No. 7A (June 7, 1999), available on our website at http://www.sec.gov/interps/legal.shtml.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 21

2. Please provide more detailed disclosure regarding known trends, demands and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. For example, we note disclosure in your business section that the market is beginning to move toward more sophisticated tag solutions that incorporate RFID components that will automate many aspects of supply chain tracking and facilitate new merchandising enhancements for suppliers and consumers. Discuss how this industry trend has or will impact your liquidity and operating performance. As another example, discuss whether the reasons for changes in your revenues and expenses represent trends that you expect to continue.

Signatures

3. Please indicate the person who is signing as the company's controller or principal accounting officer.

The Company's Executive Compensation Program Objectives, page 18

4. We note your reference to "broader published survey data" used to evaluate competitive levels of compensation. It is not clear whether the compensation committee uses the surveys for benchmarking purposes. If so, you must identify the companies in the surveys. Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark elements of your named executive officers' compensation. See Regulation S-K Item 402(b)(2)(xiv).

Annual Incentive, page 21

5. You disclose on page 21 that most of the payout amounts for annual incentive awards is based upon "achievement of annual corporate financial/operating objectives, which are tailored to each NEO," while the remainder (ranging from 0-10%) is linked to each officer's performance appraisal. You also disclose that the 2007 earnings per share goal "was weighted to be 50-60% out of the total of all goals" and that "[t]he balance of the goals for each NEO was tied to achievement of specific financial, strategic and operational goals that were customized to each executive with various weights." In the grants of plan-based awards table on page 28, you separately disclose target amounts for each officer based upon an earnings per share incentive award and an individual performance incentives award, each of which represents 50% of the target payouts. In

the summary compensation table, you disclose amounts awarded to each officer that represents various percentages of the total target amounts.

Please discuss awards under your annual incentive plan so that shareholders can better understand the information presented in the compensation tables and the policies and decisions regarding each officer. Discuss how the compensation committee's consideration of each factor resulted in the amounts each officer was awarded.

6. In future filings, please disclose each performance target and threshold level that must be reached for payment to each officer under the annual incentive plan. Disclose the extent to which the performance targets were achieved. To the extent the targets are not stated in quantitative terms, explain how the compensation committee determined the officer's achievement levels for that performance measure. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

Long-Term Incentives, page 22

7. We note your statement that "long-term incentive target amounts are set by referencing a variety of factors." Please identify these factors and disclose the target amounts for each named executive officer.

Stock Options, page 22

8. Please disclose what factors were considered by the compensation committee in awarding stock options to each named executive officer.

Benefits and Perquisites, page 25

9. We note your statement that your NEO's generally receive the same benefits as "other US-based managers." Please provide more details regarding these benefits and perquisites.

Outstanding Equity Awards, page 30

10. Although the footnotes set forth the vesting schedule of the stock option and restricted stock unit awards, without disclosure of the option grant dates, it does not appear that you have complied with Instruction 2 to Item 402(f)(2). Please disclose by footnote to the applicable columns the vesting dates of stock option and restricted stock unit awards held at fiscal year end. In addition, disclose the vesting dates of the unvested and unearned performance share awards.

Potential Payments upon Termination or Change in Control, page 34

11. Please summarize the definitions of "change of control," "cause," and "good reason" so that shareholders may understand when payment provisions will be triggered.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

As appropriate, please ensure that all future filings comply with these comments. Please contact Collin Webster, Staff Attorney, at (202) 551-3522 or Kathleen Krebs at (202) 551-3350 with any questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: John Van Zile, General Counsel
215.827.5540